SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

      Transaction Statement Under Section 13(e) of the Securities Exchange
                      Act of 1934 and Rule 13e-3 Thereunder

 Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange
                                  Act of 1934

                                (Amendment No. 7)

                         U.S. TIMBERLANDS COMPANY, L.P.
                              (Name of the Issuer)

                         U.S. TIMBERLANDS COMPANY, L.P.
                      (Name of Person(s) Filing Statement)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

                                  John M. Rudey
                      Chief Executive Officer and President
                         U.S. Timberlands Company, L.P.
                         625 Madison Avenue, Suite 10-B
                            New York, New York 10022
                            Telephone: (212) 755-1100

                                    Copy to:

       Martin Nussbaum, Esq.                        Jesse A. Finkelstein, Esq.
      Scott M. Zimmerman Esq.                        William J. Haubert, Esq.
Swidler Berlin Shereff Friedman, LLP             Richards, Layton & Finger, P.A.
       The Chrysler Building                     One Rodney Square, P.O. Box 551
        405 Lexington Avenue                        Wilmington, Delaware 19899
      New York, New York 10174                            (302) 651-7700
           (212) 973-0111

     (Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1934.
c.    [ ] A tender offer.
d.    [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
              Transaction valuation*      Amount of filing fee
                        $25,425,954       $2,339.19

* Estimated for purposes of calculating the amount of the filing fee only. 6,911,122 Common Units were purchased in the Offer. The amount assumes the purchase of 8,475,318 Common Units, at a price of $3.00 per Common Unit, in cash. Such number of Common Units represents all of the Common Units outstanding as of November 15, 2002, less the Common Units already beneficially owned by the Buyer and its affiliates as of such date.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $2,237.19 on November 15, 2002; $102 on January 6, 2003
      Form or Registration No.: Schedule TO-T
      Filing Parties:   U.S. Timberlands Acquisition Co., LLC
                        U.S. Timberlands Holdings Group, LLC
                        John M. Rudey
      Date Filed: November 15, 2002; January 6, 2003

      This Amendment No. 7 amends and supplements the Transaction Statement on
Schedule 13E-3 initially filed with the Securities and Exchange Commission (the "Commission") on January 6, 2003, as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 filed with the Commission on January 17, 2003, Amendment No. 2 to the Schedule 13E-3 filed with the Commission on January 24, 2003, Amendment No. 3 to the Schedule 13E-3 filed with the Commission on January 31, 2003, Amendment No. 4 to the Schedule 13E-3 filed with the Commission on February 7, 2003, Amendment No. 5 to the Schedule 13E-3 filed with the Commission on February 26, 2003 and Amendment No. 6 to the Schedule 13E-3 filed with the Commission on March 7, 2003 (as amended and supplemented, the "Schedule 13E-3"), by U.S. Timberlands Company, L.P., a Delaware limited partnership (the "Company"). The filing person is the subject company. The Schedule 13E-3 Transaction Statement relates to the two step acquisition of the Company by the Buyer and Holdings. The first step, the offer by the Buyer to purchase all of the outstanding common units of the Company (the "Common Units") not owned by Holdings, the Buyer, the General Partner or their affiliates at a purchase of $3.00 per Common Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 (the "Offer to Purchase"), as amended and supplemented by the Amendment and Supplement to Offer to Purchase dated February 7, 2003 (the "Offer Supplement") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer") expired on March 6, 2003, with the Buyer purchasing the 6,911,112 Common Units tendered. When combined with the 1,542,270 Common Units already owned by the Buyer, Holdings and their affiliates, the Buyer, Holdings and their affiliates now own approximately 87% of the outstanding Common Units. The second and final step will be the merger of the Buyer with and into the Company, accompanied by the cancellation of all outstanding Common Units not held by the Buyer, Holdings and their affiliates. The holders of such Common Units will receive $3.00 per Common Unit. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the exhibit identified in Item 16.

      The information set forth in the Schedule 13E-3, including all schedules and annexes thereto, is expressly incorporated herein by reference in response to all items of this Amendment No. 7 to Schedule 13E-3.

      You should read this Amendment No. 7 to Schedule 13E-3 together with the
Schedule 13E-3 filed with the Commission on January 6, 2003, Amendment No. 1 filed with the Commission on January 17, 2003, Amendment No. 2 filed with the Commission on January 24, 2003, Amendment No. 3 filed with the Commission on January 31, 2003, Amendment No. 4 filed with the Commission on February 7, 2003, Amendment No. 5 filed with the Commission on February 26, 2003 and Amendment No. 6 filed with the Commission on March 7, 2003.

      The information set forth in the exhibit identified in Item 16 is incorporated herein by reference with respect to all items of Schedule 13E-3.

ITEM 16. EXHIBITS. Item 16 is hereby amended and supplemented as follows:

Exhibit No.                                   Description
-----------                                   -----------
99(a)(30)                                     Amendment No. 8 to Schedule 13E-3*

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*Incorporated by reference to Amendment No. 8 to the Schedule 13E-3 filed by the Offerors with the Commission on April 18, 2003.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    U.S. TIMBERLANDS COMPANY, L.P.

                                    By: U.S. Timberlands Services
                                        Company, L.L.C., its general partner

                                    By: /s/ John M. Rudey
                                        ----------------------------------------
                                    Name:  John M. Rudey
                                    Title: Chief Executive Officer and President

Dated: April 18, 2003

                                  EXHIBIT INDEX

Exhibit No.                                   Description
-----------                                   -----------
99(a)(30)                                     Amendment No. 8 to Schedule 13E-3*

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*Incorporated by reference to Amendment No. 8 to the Schedule 13E-3 filed by the Offerors with the Commission on April 18, 2003.